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                                   MEMORANDUM


VIA EDGAR AND OVERNIGHT DELIVERY

For Commission Use Only

Re:     North Pointe Holdings Corporation
        Amendment No. 2 to Registration Statement on Form S-1
        File Number 333-122220

         This memorandum sets forth the response of North Pointe Holdings Corporation (including its consolidated subsidiaries, the "Registrant") to the letter of the Staff of the Securities and Exchange Commission (the "Staff"), dated June 28, 2005, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement"). For your convenience, each of the Staff's comments is set forth below and followed by the response of the Registrant. Unless otherwise indicated, all section and page references in such responses are to the prospectus (the "Prospectus") included as part of Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which was filed by the Registrant on July 11, 2005. Enclosed herewith are one clean copy and two marked copies (showing the changes that were made from Amendment No. 2 to Registration Statement filed on June 15, 2005) of Amendment No. 3.

         Please contact Todd B. Pfister, Esq. at (312) 832-4579 should you have any questions regarding the responses or the Registration Statement.

FORM S-1

RESULTS OF OPERATIONS, PAGE 42

GROSS PREMIUMS WRITTEN, PAGE 42

YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO YEAR ENDED DECEMBER 31, 2003, PAGE
43

1. REFER TO YOUR RESPONSE TO COMMENT THREE. IN ADDITION TO DISCLOSING THE PERCENTAGE INCREASE IN THE POLICY COUNTS, PLEASE DISCLOSE THE ACTUAL POLICY COUNTS THAT RESULTED IN THESE PERCENTAGE INCREASES TO ALLOW A BETTER UNDERSTANDING OF THE VOLUMES ASSOCIATED WITH THESE POLICY COUNTS. IT WILL ALSO HELP CLARIFY THE IMPACT THE AMERICAN SUPERIOR INCREASES DISCUSSED IN THE FIRST QUARTER DISCUSSION ON PAGE 43.

         RESPONSE: In response to the Staff's comment, the Registrant has revised the disclosure on pages 43 and 44 of the Prospectus to disclose the requested policy count information.


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LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE 48

THREE MONTHS ENDED MARCH 31, 2005 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 2004, PAGE 48

2. PLEASE REVISE YOUR DISCUSSION OF THE FACTORS THAT YOU IDENTIFIED AS CONTRIBUTING TO THE SIGNIFICANT CHANGE IN THE LOSS RATIO PRIMARILY RELATED TO YOUR PERSONAL LINES TO QUANTIFY THE EFFECTS OF THOSE FACTORS. WHERE THESE FACTORS ARE RELATED TO CHANGES IN ESTIMATES, PLEASE PROVIDE A MORE DETAILED DISCUSSION ABOUT WHAT CAUSED THESE CHANGES IN ESTIMATES AND THE LOSS YEARS TO WHICH THEY RELATE.

         RESPONSE: In response to the Staff's comment, the Registrant has revised the disclosure on pages 48 and 49 of the Prospectus (i) to quantify the effects of the factors identified as contributing to the change in the loss ratio and (ii) where these factors relate to changes in estimates, to describe in more detail the causes of these changes in estimates and the loss years to which they relate.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 52

CASH FLOWS, PAGE 53

3. WE NOTE THAT THERE WAS A SIGNIFICANT DECREASE IN YOUR "LOSSES AND LOSS ADJUSTMENT EXPENSES" AS REPORTED IN YOUR BALANCE SHEET ON PAGE F-2 FROM $96.6 MILLION AT DECEMBER 31, 2004 TO $89.1 MILLION AT MARCH 31, 2005. THIS DISCUSSION DOES NOT APPEAR TO ADDRESS THIS SIGNIFICANT DECREASE AND WHETHER IT RELATES TO A SIGNIFICANT DIFFERENCE IN THE PAYOUT PATTERNS OF THE RESERVES OR WHETHER IT IS PRIMARILY ASSOCIATED WITH THE CHANGES IN ESTIMATES ALLUDED TO ON PAGE 48 RELATED TO THESE EXPENSES. PLEASE REVISE YOUR DISCUSSION TO ADDRESS WHAT RESULTED IN THIS SIGNIFICANT DECREASE IN YOUR RESERVE BALANCE.

         RESPONSE: In response to the Staff's comment, the Registrant has added disclosure to the first paragraph under the caption "Liquidity and Capital Resources - Cash Flows" on page 54 of the Prospectus.

BUSINESS, PAGE 59

LOSSES AND LOSS ADJUSTMENT EXPENSES. PAGE 68

4. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO OUR COMMENT NUMBER FIVE. YOUR DISCLOSURE STILL SEEMS TO INDICATE THAT "VARIOUS ACTUARIAL ANALYSIS" ARE PERFORMED, WHICH SEEMS TO INDICATE THAT THERE IS THE POTENTIAL THAT MORE THAN ONE POINT ESTIMATE IS GENERATED, BUT THAT ONE POINT ESTIMATE IS SELECTED AND THEN AGGREGATED. PLEASE CLARIFY YOUR DISCUSSION RELATED TO YOUR RESERVING PROCESS. ALSO REVISE THE SENSITIVITY DISCUSSION TO INCLUDE THE SPECIFIC DRIVERS OF THE RESERVE AMOUNTS SUCH AS SEVERITY ALONG WITH THE CHANGES THAT WOULD RESULT FROM POSSIBLE CHANGES IN THOSE ASSUMPTIONS. PLEASE NOTE THAT LIMITING THIS DISCUSSION TO A MECHANICAL PERCENTAGE INCREASE FROM THE RESERVE BALANCE IN YOUR BALANCE SHEET IS NOT SUFFICIENT.


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         RESPONSE: In response to the Staff's comment, the Registrant has revised the disclosure on page 70 of the Prospectus (i) to clarify the description of its reserving process and (ii) to revise and expand the sensitivity discussion to include a description of the specific drivers of the reserve amounts.

5. WE NOTE YOUR REVISED DISCLOSURE AS A RESULT OF OUR COMMENT NUMBER SIX. PLEASE EXPLAIN TO US WHY USING INDUSTRY STATISTICS "THAT GENERALLY INCLUDES RISKS WHICH [YOU] DO NOT COVER" AS STATED IN THE FIRST PARAGRAPH ON PAGE 71 IS AN ACCEPTABLE METHODOLOGY. IT SEEMS THAT THE USE OF INDUSTRY STATISTICS THAT ARE KNOWN TO BE INCONSISTENT WITH YOUR POLICIES MAY NOT RESULT IN THE BEST RESERVE ESTIMATE WITHOUT ADJUSTING THOSE INDUSTRY STATISTICS.

         RESPONSE: In response to the Staff's comment, the Registrant has revised the first paragraph on page 72 of the Prospectus to better reflect its use of industry loss data in establishing its reserves. As described therein, the Registrant historically has considered available industry data in establishing reserves where its own historical loss data is limited. The Registrant notes that statistics regarding industry loss experience have typically indicated loss experience higher than the Registrant's historical loss experience, partially due to the fact that available industry loss statistics generally include risks the Registrant does not cover or the industry data is not specific enough to the Registrant's particular specialty lines. Consequently, in circumstances where the Registrant believes available industry data is less useful, the Registrant has accorded it less weight in establishing its reserves and has accorded more weight to other factors, including underwriting standards, policy provisions, policyholder demographics, legal environment and inflationary trends.

FINANCIAL STATEMENTS - DECEMBER 31, 2004, PAGE F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-16

INVESTMENTS, PAGE F-17

6. WE NOTE THE ADDITION OF SIGNIFICANT AMOUNTS OF MORTGAGE AND ASSET BACKED SECURITIES AS OF MARCH 31, 2005 IN THE TABLE ON PAGE 77. PLEASE REVISE THIS NOTE TO INCLUDE A DISCUSSION OF YOUR ACCOUNTING POLICIES RELATED TO MORTGAGE AND ASSET BACKED SECURITIES.

         RESPONSE: In response to the Staff's comment, the Registrant has expanded "Note 2 - Summary of Significant Accounting Policies - Investments" on page F-17 of the Prospectus to include a discussion of its accounting policies relating to mortgage and asset-backed securities.

11. REDEEMABLE, CUMULATIVE, CONVERTIBLE, PREFERRED STOCK, PAGE F-29

7. REFER TO YOUR RESPONSE TO COMMENT NINE. PLEASE EXPLAIN TO US WHY YOU DECIDED TO REVISE THE AMOUNT ALLOCATED TO THE REPURCHASE OF THE PREFERRED SHARES OF $3,237,000 DISCLOSED IN THE PREVIOUS DOCUMENT TO $2,888,000. WE NOTE THAT THIS NEW ALLOCATION IS NOT INDICATIVE OF EITHER OF THE SCENARIOS DESCRIBED FOR THE VALUATION IN RESPONSE TO OUR PRIOR COMMENT 65.


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         RESPONSE: In response to the Staff's comment, the Registrant respectfully advises the Staff that when the Registrant originally determined the allocation of the repurchase price of the preferred shares, as described in its response to the Staff's earlier Comment No. 65, the Registrant's focus was on determining a value for the preferred shares and allocating the residual value to the common shares. This resulted in a price of $31.28 per common share.

         When the Registrant revisited the preferred share issuance, classification and sale in an effort to respond to the Staff's earlier comment, the Registrant noted a discrepancy between the actual sale price of common shares on March 31, 2004 ($40.00 per share) and the allocated repurchase price on June 30, 2004 ($31.28 per share). Because the Registrant considered the $40.00 per share sale price to be an arms-length marketplace transaction, the Registrant reconsidered its allocation and deemed that the $40.00 per share valuation was more defensible and the best indication of fair value for the common shares, as opposed to the originally determined $31.28 per share valuation.

         As discussed in the Financial Accounting Standards Board, Statement of Concepts #7, paragraph 17, "If a price for an asset or liability or an essentially similar asset or liability can be observed in the marketplace, there is no need to use present value measurements. The marketplace assessment of present value is already embodied in such prices." Accordingly, once the Registrant chose to use the most recent marketplace transaction to determine the fair value of the common shares, it no longer utilized the valuation analysis originally discussed.

         While the original analysis, which focused on the preferred share valuation, was no longer utilized, it was reviewed as a benchmark for reasonableness. The new allocation places the value of the preferred shares at $97,000 less than the lower preferred share valuation analysis presented in the Registrant's initial response to the Staff; the new value for the preferred shares is $349,000 lower than the Registrant's initial valuation. Given the Registrant's book value of $29.6 million as of June 30, 2004, the Registrant did not consider the foregoing valuation differences to be very significant, but still believed it was appropriate to utilize the best valuation at its disposal.

17. EARNINGS PER SHARE, PAGE F-34

8. THE CURRENT PRESENTATION OF THE "DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING" IS CONFUSING BECAUSE IT SEEMS TO INDICATE THAT THESE AMOUNTS ARE DOLLARS AND NOT SHARES. PLEASE REVISE THE PRESENTATION OR ADVISE US WHY THIS PRESENTATION IS APPROPRIATE.

         RESPONSE: In response to the Staff's comment, the Registrant has deleted the dollar signs appearing on the "Diluted weighted average shares outstanding" line item on page F-34 to clarify that these amounts are, in fact, share numbers and not dollar amounts.


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